St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude
RESOURCES LTD.
www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

03032225

September 8, 2003

SEC MAIL PROCESSING
RECEIVED
SEP 24 2003
WASH, D.C. 187 SECTION

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #137 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

#200, 5405 - 48th Avenue, Delta, B.C. V4K 1W6 Canada
Phone: (604) 940 - 6565 Fax: (604) 940 - 6566
www.stjudegold.com

SEC MAIL PROCESSING
RECEIVED
SEP 24 2003
WASH D.C. 187 SECTION

NEWS RELEASE

" ST JUDE INTERSECTS 26 METERS OF 5.40 g/t GOLD AT BENSO EXPLORATION CONTINUES "

Vancouver, September 8, 2003 - St. Jude Resources Ltd. (SJD - TSX Venture) is pleased to announce new results from drilling at the Subriso Deposits within the Benso concession, Ghana. Highlights include hole SJB-176 that ran ***5.40 g/t Au over 26 meters*** at the West Deposit, as well as SJB-165 which ran ***3.44 g/t Au over 23 meters*** on the L Zone. SJB-176 is north of previously announced hole SJB-14 that ran 7.48 g/t Au over 32 meters, as well as SJB-12 that ran 7.16 g/t Au over 36 meters. The table below sets out the significant drill results received from ongoing exploration:

Hole #	Dip Degree (-)	Azimuth	Coordinates		From - To (m)	Interval Width (m)	Grade g/t Au	Zone
			North (m)	East (m)				
SJB - 159	-45	90	476	-1663	15 - 16	1	2.24	G
					41 - 44	3	1.10	G
					46 - 47	1	1.93	G
					58 - 61	3	0.91	G
					63 - 68	5	1.60	G
SJB - 160	-45	40	1574	98	37 - 42	5	2.64	E
					47 - 48	1	1.38	E
					53 - 54	1	1.89	E
					59 - 61	2	1.23	E
					65 - 66	1	1.33	E
					37 - 66	**29**	**1.08**	**E**
SJB - 161	-45	90	475	-1638	15 - 18	3	1.21	G
					25 - 26	1	1.42	G
					30 - 31	1	2.52	G
					42 - 55	**13**	**2.59**	G
SJB - 164	-45	90	-440	-1748	20 - 51	1	1.53	I
					20 - 51	**31**	**2.70**	I
SJB - 165	**-45**	**40**	**-207**	**-2302**	**28 - 51**	**23**	**3.44**	**L**
SJB - 166	-45	40	-219	-2249	49 - 50	1	0.94	L
SJB - 167	-45	270	-475	-1690	7 - 11	4	4.29	I
SJB - 168	-45	270	-531	-1704	29 - 33	4	2.13	I
SJB - 169	-45	90	43	-1993	2 - 12	10	1.37	L
					32 - 33	1	2.20	L

					50 - 55	5	2.02	L
SJB - 170	-45	90	-482	-1700	53 - 55	2	3.72	I
SJB - 171	-45	90	651	-1779	0 - 2	2	1.10	G
SJB - 172	-45	220	562	-1342	98 - 105	7	1.76	N
SJB - 174	-45	90	95	-2015	50 - 51	1	11.97	L
SJB - 176	-45	40	804	-1163	114 - 115	1	1.04	SW
	-45	**40**			**0 - 3**	**3**	**6.00**	**SW**
SJB - 177	**-45**	**40**	**775**	**-1160**	**11 - 37**	**26**	**5.40**	**SW**
					0 - 27	**27**	**3.55**	**SW**
					8 - 11	3	11.07	SW
					0 - 38	**38**	**2.77**	**SW**

Management continues to be encouraged by the exploration results at Benso, which is a Joint Venture with Fairstar Explorations Inc. Here, a significant gold resource is developing less than 30 km from the 936,000-ounce (562,000 indicated 374,000 inferred) resource St. Jude is developing on its adjoining Hwini-Butre concession. These strategically located high-grade deposits open up the possibility of a centralized mining facility. Similarities in the styles of mineralization (intense shearing, silicification, abundant sulphides and visible gold) between the Subriso, Chichiwelli and Amantin areas at Benso are quite striking. All these areas feature important north trending regional structures, which appear to be closely associated with major gold deposits in the area such as Damang, Wassa-Satellite and St Jude's Dabokrom and Adoikrom deposits. Additionally there are many crosscutting fracture systems that may also play a significant role in localizing gold mineralization. Plans to continue exploring at these and other highly prospective prospects in Ghana are being prepared.

St. Jude is a leading West Africa explorer focused on the discovery and development of gold deposits amenable to low cost mining. St. Jude's exploration is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the Qualified Person responsible for the design and management of the drill program. The company's three advanced-stage projects namely, Hwini-Butre, Benso and Goulagou cover over 353 sq. km. (136 sq. miles or 87,312 acres) of one of the richest and most productive gold bearing belts in the world. With an expanding gold resource, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
Tel: +1 - 604 - 940 - 6565
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com


N
St. Jude
Benso
Concession
Chichiwelli
Subriso
West-
Central
East
G Zone
I Zone
SUBRISO
ZONE
F ZONE
EAST
DEPOSITS
E ZONE
WEST-CENTRAL
DEPOSITS
M ZONE
OLD
EUROPEAN
SHAFT
Benso
Rail Road
Amantin
Abada
Hwini-Butre
Concession
N ZONE
G ZONE
C ZONE
H ZONE
K ZONE
I ZONE
L ZONE
I ZONE
D ZONE
J ZONE
Breminsu
LEGEND
European Works
Geochem Anomoly >200ppb
Galamsey Workings
Adoikrom
Father
Brown
SOUTHERN
DEPOSITS